

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2012

<u>Via E-mail</u>
Mr. Mark A. Fralich, President and Director
Idaho North Resources Corp.
2555 West Palais Drive
Coeur d' Alene, ID 83815

> **Re: Idaho North Resources Corp.**
> **Registration Statement on Form S-1**
> **Filed November 26, 2012**
> **File No. 333-185140**

Dear Mr. Fralich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1, filed November 26, 2012</u>

<u>General</u>

1. Please remove the references to "private placement" and "private placement memorandum", where appropriate, as descriptions of the immediate transaction and document.

2. We note that you lease the mining properties but that you refer to these leased properties as "our properties" or "existing properties" throughout your prospectus, including in the Summary of Our Offering on page 5 or Management's Discussion and Analysis of Financial Condition and Results of Operations on page 21. Please revise where appropriate to clarify that you do not own these properties upon which you will be performing exploration activities and clarify the rights you do have.

Outside Back Cover Page

3. Revise to include the dealer prospectus delivery obligation in accordance with Item
    502(b) or advise.

Prospectus Summary, page 5

4. We note on page 5 that "[a]ll of the common stock registered by this prospectus will be
    sold by the selling stockholders at the prevailing market prices at the time they are sold."
    We further note that your offering price will be "$0.10 per share for currently outstanding
    and $0.25 for shares issuable upon the exercise of the Redeemable Warrants" on the same
    page. Please revise to reconcile your offering price.

Risk Factors, page 6

5.   Please clarify your business plan here and where appropriate. For instance, in your first
    risk factor, you state that you will not generate any revenues as a result of an investment
    and that you will use the proceeds of this offering for exploration and "exploration does
    not contemplate removal" but in your third risk factor you set forth a plan for achieving
    and maintaining revenue.

6. We do not understand the last sentence of risk factor 13 and similar statements elsewhere
    in the prospectus. Please explain or revise.

Use of Proceeds, page 13

7. We note you plan to use the proceeds received from exercise of the Redeemable
    Warrants, generally, for working capital. Revise to disclose, with greater specificity, the
    categories of working capital for which you intend the proceeds to be used.

Determination of Offering Price, page 13

8. Please remove the reference to the price of each "[u]nit", as you are registering resales of
    shares of common stock. In addition, please address determination of the fixed $0.10
    price and $0.25 price for the selling shareholder shares in accordance with Item 505 of
    Regulation S-K. Please explain why the same security is being offered at different prices.

Plan of Distribution; Terms of the Offering, page 17

9. Please explain the basis for the first sentence of the third paragraph regarding Rule 144,
    or revise.

10. You disclose that you believe you have never been a shell company.   Please explain the
    basis for this statement. We note that you only recently acquired your mining leases,

now have only $48,000 in non-cash assets, hold only mining leases beside cash, and have not conducted any exploration activities on your properties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

11. Please revise your milestone table to address the estimated timeframe for each milestone.

12. Please revise to describe how you are going to fund your operations and your estimated capital requirements for the next 12 months. You may refer to FRC 501.03a for additional guidance.

13. Please revise to include a discussion of the material changes in your financial condition and your results of operations for the periods presented in your Form S-1 to comply with Item 303 of Regulation S-K.

14. Please disclose the relationship between the $120,000 budget, discussed on page 41, and the 12 month expense summary.

15. Please quantify the aggregate annual payments, including rental fees and required expenditures, due under the property agreements. Please clarify whether your 12 month expense list includes these payments.

16. Please discuss your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

17. Please discuss critical accounting policies and estimates as part of the Management's Discussion and Analysis. You may refer to FRC 501.14 for additional guidance.

18. We note you disclosed on page 11 that you have elected under the Jobs Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You have also indicated that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

19. Please disclose information related to changes in and disagreements with auditors as required by Item 304 of Regulation S-K.

Business, page 23

General

20. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power for your property and a description of any infrastructure located on your property.

21. Please disclose the exploration plan and associated costs for each specific property. If the exploration plan has not been developed for each specific property please disclose this fact under the description of each property.

22. For each of your properties, please disclose the permits you currently have in hand and the permits you are required to obtain prior to performing exploration work.

23. Please provide a map showing the location and access to your Eagleville property.

24. Please disclose the BLM serial numbers or identification numbers in regards to your Eagleville property.

25. Please revise to discuss the "Technical Advisory Committee" in greater detail.

26. We note your brief discussion regarding environmental regulations and your general discussion of being in compliance with "in all material respects with applicable mining, health safety and environmental statutes and the regulations based thereunder in Idaho, Nevada and the United States" on page 45. Please revise to specifically address the governmental and environmental regulations that affect the company as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K.

27. Revise to provide disclosure in accordance with Item 101(h)(5) of Regulation S-K.

Property Agreements page 39

28. We note your disclosure regarding your obligation to pay a net smelter royalty of 3% from the sale or production of minerals form the property and to pay a production royalty equal to 1% of the net smelter returns. Please explain the difference between these two royalties and, if necessary, modify your disclosure for clarification.

Management, page 46

29. Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director as required by Item 401(e)(1) of Regulation S-K.

30. Please specify the various titles, including beginning and end dates, Mr. Dobbs held with Mines Management, Inc. over the past five years, as required by Item 401(e) of Regulation S-K.

31. Please file Mr. Panke's employment agreement as an exhibit.

Rule 144, page 58

32. Please disclose the basis for the legal conclusion that Idaho North is not a shell company, e.g., an opinion of counsel. If an opinion is relied upon, please disclose the analysis of counsel and file counsel's consent as an exhibit to the registration statement. We note that you only recently acquired your mining leases, have only $48,000 in non-cash assets, hold only mining leases besides cash and have not conducted any exploration activities on your properties.

Description of Securities, page 59

33. The statement that all shares of common stock being registered "when issued, will be fully paid for and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel or delete it.

34. Please revise your disclosure under "Anti-takeover provisions" to discuss Idaho law.

Certain Transactions, page 60

35. We note that you refer to Mountain Gold Holdings, LLC as a related party in Note 4. to the financial statements. Please provide Regulation S-K Item 404(d) disclosure for any relevant transactions with this entity. In addition, please advise us of the relationship, if any, between Mountain Gold Holdings, LLC and Mountain Gold Claims, LLC, your lessor on two of the three property leases. We may have further comment.

36. Please disclose proposed acquisitions from principal shareholders. We note $96,000 is estimated for acquisition of properties in the next 12 months. Please revise the business disclosure as appropriate.

Director Independence

37. Please revise to provide the disclosure required by Item 407(a) of Regulation S-K.

Financial Statements for the Years Ended June 30, 2012 and 2011

Report of Independent Registered Public Accounting Firm, page 69

38. We note your disclosure on page 19 that there is substantial doubt that you can continue as an on-going business for the next twelve months unless you obtain additional capital to pay your bills. We further note that auditors' report issued by MaloneBailey LLP does not include an explanatory paragraph to reflect its conclusion about the Company's ability to continue as a going concern for a reasonable period of time. Please tell us if

your auditor concluded that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time and, if so, amend your Form S-1 to include a revised independent auditors' report to reflect this conclusion along with any additional disclosures that may be necessary, including disclosure of management's plans. You may refer to AU Section 341 of the PCAOB interim standards for additional guidance, including the consideration of financial statement effects in AU Section 341.10 and 341.11.

Notes to Consolidated Financial Statements, page 74

39. We note that the headings on pages 75 to 79 indicate that the notes are to your financial statements for June 30, 2012 and September 30, 2012. Please revise the headings to indicate the periods presented in your audited financial statements. We note you have not generated any revenues from your business operations.

2. Summary of Significant Accounting Policies, page 74

e) Basic and Diluted Net Earnings (Loss) per Share, page 74

40. Please revise to also disclose the securities that could potentially dilute basic EPS in the future that were not in included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

3. Common Stock and Warrants, page 76

b). Warrants, page 77

41. We note your disclosure here that each unit consists of one common share and one warrant for one half of a common share at an exercise price of $0.25. We further note your disclosure on pages 3, 13-14 and 60 that two redeemable warrants entitles the holder to purchase one share of common stock at an exercise price of $0.25. Please revise these conflicting disclosures. In this regard, it appears to us that one warrant entitles the holder to one half of a common share for an exercise price of $0.25, or $0.50 for one common share based on your footnote disclosures on pages 66 and 77. Also provide a completed warrant agreement (Exhibit 99.1) that defines the highlighted terms, including the exercise price.

5. Income Taxes, page 78

42. Please revise to provide the unrecognized tax benefit disclosures required by ASC 740-10-50-15 for all entities and ASC 740-10-50-15A for public entities.

6. Subsequent Events, page 78

43. Please disclose the date through which you have evaluated subsequent events for both the annual and interim financial statements presented, and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 80

44. Please revise your disclosure to state the exemption from registration claimed for each transaction and briefly state the facts relied upon to make the exemption available.

Exhibits

45. Exhibits 3.1 and 3.2 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

46. Please advise us of the par value of your common stock. In this regard, we note the $.01 par value set forth in your prospectus and Exhibit 3.1 and the $.001 par value set forth in Exhibit 4.1.

47. Item 601(b)(5)(i) of Regulation S-K requires counsel to indicate whether the securities being registered will be, when sold, duly authorized, fully paid and non-assessable. Further, the opinion now seems to address only outstanding shares not those issuable upon exercise of the warrants. Please revise your legality opinion accordingly.

Undertakings, page 82

48. Please revise to include the undertaking required by Item 512(a)(5)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director